STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2012

	Note	2012	2011
Continuing Operations		US$	US$
Revenue	3 (a)	187,694,928	238,481,332
Cost of sales	3 (b)	(147,855,451)	(158,112,878)
Gross profit		39,839,477	80,368,454

Administrative expenses	3 (c)	(4,236,998)	(4,896,938)
Finance costs	3 (h)	(3,781,558)	(5,042,470)
Movement in fair value of derivative financial instruments	3 (f)	(863,693)	493,491
Impairment of investments		(6,869,837)	-
Gain on deconsolidation	28	-	2,929,066
Share of loss of associate	3 (e)	(3,883,156)	(3,191,968)
SAG Mill expenses	3 (g)	(6,213,083)	-
Other expenses	3 (i)	(8,191,517)	(4,945,690)
Profit from continuing operations before income tax expense		5,799,635	65,713,945

Income tax (expense)/benefit	4	188,714	(353,827)
Net profit from continuing operations for the year		5,988,349	65,360,118

Discontinued Operations
(Loss) from discontinued operations after tax	28	-	(277,854)

Net profit for the year		5,988,349	65,082,264

Other comprehensive income
Movement in available for sale investments net of tax		(1,374,944)	1,687,074
Cashflow hedges:
Loss taken to equity net of tax		(16,271,080)	(25,275,045)
Loss transferred to profit/(loss) for the period, net of tax		46,750,961	15,147,482
Other comprehensive income/(loss) for the year, net of tax		28,654,937	(8,440,489)
Total comprehensive income/(loss) for the year		34,643,286	56,641,775

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company
Basic earnings per share (cents)	16	1.79	19.64
Diluted earnings per share (cents)	16	1.78	19.31

Earnings per share for profit/(loss) attributable to the ordinary equity holders of the company
Basic earnings per share (cents)	16	1.79	19.56
Diluted earnings per share (cents)	16	1.78	19.23

The above Statement of Comprehensive Income should be read in conjunction with the accompanying notes

CONSOLIDATED ,BALANCE SHEET AS AT 30 JUNE 2012

	Note	2012	2011
ASSETS		US$	US$
Current Assets
Cash and cash equivalents	5	79,671,526	107,336,345
Trade and other receivables	6	2,115,475	704,291
Prepayments	7	5,999,955	7,849,902
Inventories	8	25,765,293	17,063,423
Derivative financial assets	26	-	1,759,748
Total Current Assets		113,552,249	134,713,709

Non-Current Assets
Available for sale financial assets	9	2,806,732	4,181,703
Investment in associate	24	86,412,984	71,574,437
Plant and equipment	10	191,842,654	191,355,070
Intangible assets	11	36,223,732	38,278,394
Other assets	27	22,554,390	19,532,657
Total Non-current Assets		339,840,492	324,922,261

TOTAL ASSETS		453,392,741	459,635,970

LIABILITIES
Current Liabilities
Trade and other payables	12	13,151,694	12,697,346
Interest bearing loans and borrowings	13	27,578,868	22,077,574
Derivative financial liabilities	26	38,783,810	37,770,654
Provisions	14	1,843,891	527,119
Total Current Liabilities		81,358,263	73,072,693

Non-Current Liabilities
Interest bearing loans and borrowings	13	26,485,296	46,953,180
Provisions	14	1,247,542	911,306
Derivative financial liabilities	26	17,543,273	49,482,368
Deferred Tax Liability	4	5,494,977	6,116,880
Total Non-Current Liabilities		50,771,088	103,463,734

TOTAL LIABILITIES		132,129,351	176,536,427
NET ASSETS		321,263,390	283,099,543

Equity
Contributed equity	15 (a)	305,076,669	302,016,570
Reserves	15 (b)	(39,751,596)	(68,866,996)
Retained profits	15 (c)	55,938,318	49,949,969
TOTAL EQUITY		321,263,390	283,099,543

The above Balance Sheet should be read in conjunction with the accompanying notes

STATEMENT OF CONSOLIDATED CASHFLOWS
FOR THE YEAR ENDED 30 JUNE 2012

	Note	2012	2011
		US$	US$
Cash flows from operating activities
Receipts from customers		184,694,778	235,280,284
Payments to suppliers and employees		(150,225,407)	(149,213,447)
Exploration and evaluation expenditure		-	(277,854)
Interest received		88,885	594,723
Other taxes paid		(4,574,435)	(864,420)
Net cash inflow from operating activities	5	29,983,821	85,519,286

Cash flows from investing activities
Payments for property, plant and equipment		(11,984,958)	(10,856,435)
Loans to associate		(17,780,275)	(10,784,737)
Loans to non-related parties		-	(14,461,394)
Repayment of loan from non-related parties		-	14,458,626
Investments in associates		(4,900,000)	(16,896,067)
Disposal of controlled entity		-	(166,882)
Investments in available for sale financial assets		-	(1,011,941)
Net cash outflow from investing activities		(34,665,233)	(39,718,830)

Cash flows from financing activities
Proceeds from the issue of shares and exercise of Warrants and options to acquire shares		3,060,099	2,469,125
Interest paid		(3,353,683)	(3,844,270)
Capital raising costs		-	(2,338)
Repayment of borrowings		(21,748,715)	(24,205,534)
Financing costs		(301,386)	(316,409)
Net cash inflow/(outflow) from financing activities		(22,343,687)	(25,899,426)

Net increase in cash and cash equivalents		(27,025,099)	19,901,030

Cash and cash equivalents at beginning of financial year		107,336,345	87,787,357

Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(639,720)	(352,042)

Cash and cash equivalents at end of the financial year	5	79,671,526	107,336,345

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

STATEMENT OF CONSOLIDATED CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2012

				Share Based	Cash Flow
	Contributed		Foreign Currency	Payments	Hedge	Available for
	Equity	Retained Profits	Translation Reserve	Reserve	Reserve	Sale Reserve	Total
	US$	US$	US$	US$	US$	US$	US$

At 1 July 2011	302,016,570	49,949,969	5,815,359	5,862,078	(82,678,901)	2,134,468	283,099,543
Net gain/(loss) on cash flow hedges	-	-	-	-	30,029,881	-	30,029,881
Available for sale reserve	-	-	-	-	-	(1,374,945)	(1,374,945)
Profit for the period	-	5,988,349	-	-	-	-	5,988,349
Total comprehensive income for the year	-	5,988,349	-	-	30,029,881	(1,374,945)	34,643,285

Equity Transactions:
Share-based payments	-	-	-	460,464	-	-	460,464
Exercise of options	3,060,098	-	-	-	-	-	3,060,098

At 30 June 2012	305,076,668	55,938,318	5,815,359	6,322,542	(52,649,020)	759,523	321,263,390

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2011

				Share Based	Cash Flow	Asset
	Contributed		Foreign Currency	Payments	Hedge	Revaluation
	Equity	Retained Profits	Translation Reserve	Reserve	Reserve	Reserve	Total
	US$	US$	US$	US$	US$	US$	US$

At 1 July 2010	299,576,520	(15,132,295)	5,815,359	4,941,151	(72,551,338)	447,394	223,096,791
Net gain/(loss) on cash flow hedges	-	-	-	-	(10,127,563)	-	(10,127,563)
Available for sale reserve	-	-	-	-	-	1,687,074	1,687,074
Profit for the period	-	65,082,264	-	-	-	-	65,082,264
Total comprehensive income for the year	-	65,082,264	-	-	(10,127,563)	1,687,074	56,641,775

Equity Transactions:
Transaction costs	(9,352)	-	-	-	-	-	(9,352)
Share-based payment	-	-	-	920,927	-	-	920,927
Exercise of options	2,449,402	-	-	-	-	-	2,449,402

At 30 June 2011	302,016,570	49,949,969	5,815,359	5,862,078	(82,678,901)	2,134,468	283,099,543

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

The financial report of the Company for the year ended 30 June 2012 was authorised for issue in accordance with a resolution of directors on 26 September 2012.

CGA is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange and the Toronto Stock Exchanges. The country of domicile is Australia.

The principal activity of the Consolidated Entity during the course of the year was mineral exploration, development and production. There have been no significant changes in the nature of the principal activities of the Consolidated Entity during the year other than as disclosed in the

“Significant Changes in the State of Affairs” section in the Directors Report.

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation

The financial statements have been prepared as a general purpose financial report which complies with the requirements of the Corporations Act 2001 and Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial statements have also been prepared on a historical cost basis, except for derivative financial instruments and available for sale financials assets which have been measured at fair value.

The financial report is presented in United States Dollars (US$).

The Company is a for-profit entity.

(b) Statement of compliance

The financial report also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Since 1 July 2011, the Group has adopted all the amending Standards and Interpretations, mandatory for annual periods beginning on 1 July 2011, including:

  AASB 124 Related Party Disclosures
  The revised AASB 124 simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition.
  AASB 2009-12 Amendments to Australian Accounting Standards
  This standard made numerous editorial amendments to the following standards:
  AASB 5, AASB 8, AASB 108, AASB 110, AASB 112, AASB 119, AASB 133, AASB 137, AASB 139, AASB 1023, AASB 1031, Interpretations 2, 4, 16, 1039 & 1052
  AASB 1054 Australian Additional Disclosures
  This standard relocates all Australian specific disclosures from other standards to one place.
  AASB 2010-4 Further amendments to Australian Accounting Standards arising from the annual improvements project
  This amendment affected the following standards:
  AASB 1, AASB 7, AASB 101, AASB 134 & Interpretation 13
  AASB 2010-5 Amendments to Australian Accounting Standards

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

  The standard makes numerous editorial amendments to a range of Australian Accounting Standards and Interpretations. These amendments have no major impact on the requirements of the amended pronouncements. The amendments affect the following standards:
  AASB 1, AASB 3, AASB 4, AASB 5, AASB 101, AASB 107, AASB 112, AASB 118, AASB 119, AASB 121, AASB 132, AASB 133, AASB 134, AASB 137, AASB 139, AASB 140, AASB 1023, AASB 1038, Interpretations 112, 115, 127, 132 & 1042
  The amendment has no impact.
  AASB 2010-6 Amendments to Australian Accounting Standards – Disclosures or Transfers of Financial Assets
  The amendments increase the disclosure requirements for transactions involving transfers of financial assets. The amendment had no impact
  AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence project
  AASB 1, AASB 5, & AASB 107, AASB 108, AASB 121, AASB 132, AASB 134, Interpretations 2, 112 & 113. The amendment had no impact

  Adoption of these Standards and Interpretations did not have any material effect on the financial position or performance of the Group.

  The Group has not elected to early adopt any other new standards or amendments that are issued but not yet effective.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

New and amended accounting standards and interpretations not yet effective.

The following standards and interpretations have been issued by the AASB but are not yet effective for the year ending 30 June 2012 and have not been early adopted by the Group.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Reference	Title	Summary	Application date of standard	Impact on Group financial report	Application date for Group
AASB 9	Financial Instruments	AASB 9 includes requirements for the classification and measurement of financial assets. It was further amended by AASB 2010-7 to reflect amendments to the accounting for financial liabilities. These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of AASB 139. The main changes are described below. (a) Financial assets that are debt instruments will be classified based on (1) the objective of the entity's business model for managing the financial assets; (2) the characteristics of the contractual cash flows. (b) Allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument. (c) Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases. (d) Where the fair value option is used for financial liabilities the change in fair value is to be accounted for as follows: ► The change attributable to changes in credit risk are presented in other comprehensive income (OCI) ► The remaining change is presented in profit or loss If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss. Consequential amendments were also made to other standards as a result of AASB 9, introduced by AASB 2009-11 and superseded by AASB 2010-7 and 2010-10.	1 January 2015	We have not yet determined the impact, if any.	1 July 2015
AASB 10	Consolidated Financial Statements	AASB 10 establishes a new control model that applies to all entities. It replaces parts of AASB 127 *Consolidated and Separate Financial Statements* dealing with the accounting for consolidated financial statements and UIG-112 *Consolidation – Special Purpose Entities*. The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control. Consequential amendments were also made to other standards via AASB 2011-7.	1 January 2013	We have not yet determined the impact, if any.	1 July 2013

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled entities, referred to collectively throughout these financial statements as the “Consolidated Entity”, as at 30 June each year. Transactions between companies within the Consolidated Entity have been eliminated on consolidation.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

A change in the ownership interest of a subsidiary that does not result in a loss of control, is accounted for as an equity transaction.

Non-controlling interests are allocated their share of net profit after tax in the statement of comprehensive income and are presented within equity in the consolidated statement of financial position, separately from the equity of the owners of the parent.

(d) Significant accounting estimates and assumptions

(i) Significant accounting judgements

Mineral reserve estimates

The valuation of certain assets held by the Group is dependent upon the estimation of mineral resources and ore reserves. There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may ultimately result in the reserves being restated. Such change in reserves could impact on depreciation and amortisation rates, asset carrying values and provisions for decommissioning and restoration.

Commercial production is considered to commence when the asset is first available for use when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(ii) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share based payment transactions

The Group measures the costs of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The Group measures the cost of cash-settled share based payments at fair value at grant date using the binomial formula taking into account the terms and conditions upon which the instruments were granted, as discussed in Note 24.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Impairment of intangibles

Intangible assets with finite lives are reviewed for impairment when there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

In determining value in use, future cash flows are based on:

  Estimates of the quantities of ore reserves and mineral resources for which there is a high degree of confidence of economic extraction;
  Future production levels;
  Future commodity prices; and
  Future cash costs of production.

Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognised, if any, which could in turn impact future financial results.

Carrying value of exploration and evaluation

Refer to note (i) for details.

Deferred tax assets and liabilities

The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgment is required in determining deferred tax assets and liabilities. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Impairment of plant and equipment

The Company determines whether plant and equipment is impaired at least on a quarterly basis. This requires an assessment on whether there have been any impairment triggers, and where there have been triggers for impairment, an estimation of the recoverable amount of cash generating units to which the plant and equipment are allocated.

Estimating costs of environment rehabilitation

The cost of environmental rehabilitation is based on the estimated costs of rehabilitating fully mined-out areas of the mine site. These costs are adjusted for inflation based on the average annual inflation rate as of adoption date or re-evaluation of the asset dismantlement, removal or restoration costs. Such adjusted costs are then measured at present value using the market interest rate for a comparable instrument adjusted for the Company’s credit standing. While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company’s provision for mine rehabilitation.

Loan to associate

The Company has recognised a receivable on its loan to its associate, Filminera Resources Corporation (“Filminera”).The receivable is non-interest bearing and is repayable from the free cash flow of Filminera. This receivable has arisen as a result of the business combination and ongoing loan of funds and was initially measured as the fair value of future cash payments to be received from Filminera from its interest in the Masbate Gold Project. A notional interest value is accreted on the loan and recognised as revenue in the Group’s accounts. Subsequent to initial recognition the loan is carried at amortised cost.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Finance leases

The Group is party to a mining services agreement between Leighton Contractors (Philippines) Incorporated (“Leighton”) and its associate Filminera and has determined that mining equipment to be provided by Leighton pursuant to this agreement represents a lease.

Further, the Group has determined that the lease represents a finance lease and that the risks and benefits under this lease arrangement reside with Phil. Gold Processing and Refining Corp., a 100% owned subsidiary.

Derivative financial instruments

Refer to Note (aa) for a discussion on the Group’s accounting policy.

(e) Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Such cost includes the cost of replacing parts that are eligible for capitalization when the cost of replacing the parts is incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Office, plant and equipment – over 1 to 10 years

Processing plant and equipment – units of production over the probable resource base.

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year.

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

If any indication of impairment exists and where the carrying values exceed the estimated recoverable amount, the assets or cash generating units are written down to their recoverable amount. Any impairment losses are recognised in the profit and loss.

De-recognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the profit and loss in the period the item is derecognised.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(f) Revenue recognition

Revenue is recognised and measured at fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest revenue

Revenue is recognised as the interest accrues using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Gold sales

Revenue is recognised when the risk and reward of ownership has passed from the Group to an external party and the selling price can be determined with reasonable accuracy.

(g) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

  except where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss; and

  in respect of taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry–forward of unused tax assets and unused tax losses can be utilised:

  except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

  in respect of deductible temporary differences associated with investment in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Unrecognised deferred income tax assets are recognised at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets relate to the same taxable entity and the same taxation authority.

(h) Other taxes

Revenues, expenses and assets are recognized net of the amount of goods and services tax (“GST” or “VAT”), except where the amount of GST or VAT incurred is not recoverable from the relevant taxation authorities, in which case the GST or VAT is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable, and receivables and payables, which are stated with the amount of GST or VAT included.

The net amount of GST or VAT recoverable from, or payable to, the relevant taxation authorities is included as a receivable or payable in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST or VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST or VAT recoverable from, or payable to, the taxation authority.

(i) Exploration and evaluation

Exploration and evaluation expenditure is written off as incurred, except for acquisition costs and where an area of interest is established.

Exploration assets acquired from a third party are carried forward provided that either i) the carrying value is expected to be recouped through the successful development and exploitation or sale of an area of interest or ii) exploitation and/or evaluation activities in the area have not yet reached a stage that permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, active and significant operations in relation to the area are continuing and the rights of the tenure are current. If capitalised exploration and evaluation costs do not meet either of these tests, they are expensed to the profit and loss.

An area of interest is established where a discovery of economically recoverable resource is made. The area of interest will be established as a mineral project. All activity relating to the area of interest is then subsequently capitalised. Where development is anticipated, costs will be carried forward until the decision to develop is made.

Each area of interest is reviewed at least bi-annually to determine whether it is appropriate to continue to carry forward the capitalised costs.

Upon approval for the development of an area of interest, accumulated expenditure for the area of interest is transferred to capitalised development expenditure.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(j) Foreign currency translation

Both the functional currency and presentation currency of the Company is United States dollars (US$) (2011: US$).

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

The functional currency of the foreign operations, Philippine Gold Limited and Philippine Gold Processing and Refining Corporation is United States dollars (US$).

(k) Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Provision is made for the company’s liability for employee entitlements arising from services rendered by employees to reporting date. Employee entitlements due to be settled within one year together with entitlements arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave

The liability for long service leave is recognised and measured as the present value of the expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds, which have terms to maturity approximating the estimated future cash outflows.

(l) Trade and other payables

Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

(m) Cash and cash equivalents

Cash and short term deposits in the balance sheet include cash at bank and short term deposits with an original maturity of three months or less.

For the purposes of the cash flow statement, cash and cash equivalents include cash and cash equivalents defined above, net of outstanding bank overdrafts.

(n) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(o) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement
(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c)	There is a change in the determination of whether fulfillment is dependent on a specified asset; or
(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of the renewal or extension period for scenario (b).

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of comprehensive income.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that that the Group will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership.

Operating lease payments are recognized as an expense in the statement of comprehensive income on a straight line basis over the lease term.

(p) Earnings per share

Basic earnings per share (“EPS”) is calculated as net profit attributable to members of the parent, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the parent, adjusted for:

  costs of servicing equity (other than dividends);
  the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
  other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares.

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(q) Impairment of assets other than financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely dependent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognised in the profit and loss.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss. After such a reversal the depreciation charge is adjusted in future periods to allocate the assets revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(r) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is represented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(s) Share based payment transactions

The Company provides benefits to employees of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’). There is currently an employee options scheme (“EOS”), which provides benefits to employees of the Company. Directors are not eligible to participate in the EOS, however options may be issued to directors at the discretion of the Company.

The costs of equity-settled transactions with directors and employees is measured by reference to fair value at the date at which they are granted. The fair value is determined using a binomial model further details of which are given in Note 24.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of CGA if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Company, will ultimately vest. This opinion is formed based on the best available information at balance date. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except awards where vesting is conditional upon a market performance condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(t) Investments and other financial assets

Financial assets in the scope of AASB139 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, or available for sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable to transaction costs.

Recognition and derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cashflows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognises the asset if it has transferred control of the assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets, principally equity securities, that are designated as available-for-sale or are not classified as Loans and Receivables, Held to Maturity Investments or Financial Assets at Fair Value through the Profit and Loss. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market bid prices at the close of business on the reporting date.

(u) Trade and other receivables

Trade receivables, which generally have 30 day terms are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(v) Business combinations

Subsequent to 1 July 2009

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity issued by the acquirer. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Group’s operating or accounting policies and other pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or a liability will be recognised in accordance with AASB 139 whether in the profit and loss or in other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured.

Prior to 1 July 2009

The purchase method of accounting was used to account for all business combinations regardless of whether equity instruments or other assets were acquired.

(w) Discontinued operations

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(x) Investments in associates

The Group’s investments in its associates are accounted for using the equity method of accounting in the consolidated financial statements. The associates are entities over which the Group has significant influence and that are neither subsidiaries nor joint ventures.

Under the equity method, investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Groups share of net assets of the associates. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in the associate.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured long-term receivables and loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The reporting dates of the associates of the Group are identical and the associates’ accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

(y) Interest in joint ventures

The Group’s interest in joint ventures is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture’s assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

(z) Intangibles

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in the accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit and loss in the expense category consistent with the function of the intangible asset.

The intangible assets held by the Group are contractual rights. Contractual rights have been acquired through business combinations and are carried at cost less accumulated amortisation and accumulated impairment losses. They represent the contractual right of Philippine Gold Processing and Refining Corporation (“PGPRC”), a wholly owned subsidiary of CGA, to purchase mineral ore from the Masbate Gold Project owned by Filminera Resources Corporation (“Filminera”), an associate of CGA, at a specified price.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

The intangible asset has been assessed as having a finite life and is amortised using the units of production method over the reserve base of the Masbate Gold Project in the Philippines.

(aa) Derivative financial instruments

The Group uses derivative financial instruments (including gold forward sales contracts and gold options, fuel swaps and interest rate swaps) to hedge its risks associated with the commodity prices and interest rate fluctuations. Such derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value.

Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, are taken to the profit and loss.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

For the purposes of hedge accounting, hedges are classified as:

  fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability (the Group does not currently have fair value hedges); or
  cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for as follows:

(i) Fair value hedges

Fair value hedges are hedges of the Group’s exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment other than foreign exchange rate risk, or an identified portion of such an asset, liability or firm commitment that is attributable to a particular risk and could affect profit or loss. For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is remeasured to fair value and gains and losses from both are taken to the profit and loss.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to the profit and loss. Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(ii) Cash flow hedges

Cash flow hedges are hedges of the Group’s exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in the profit and loss.

Amounts taken to equity are transferred to the statement of comprehensive income when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a committed and future sale or the asset is consumed. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the statement of comprehensive income for the period.

(ab) Interest bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

(ac) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed as incurred.

(ad) Inventories

Inventories are valued at the lower of cost and net realisable value (NRV).

Cost is determined by the weighted average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including depreciation, incurred in converting materials into finished goods for gold bullion, gold-in-circuit and ore stockpiles. Net realisable value of ore inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

For stores and consumables, cost is determined using the weighted average method and composed of purchase price, transport, handling and other costs directly attributable to their acquisition. Net realisable value of stores and consumables is the current replacement cost.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

3. REVENUES AND EXPENSES	2012	2011
	US$	US$
(a) Revenue
Revenue from metals sales	184,285,215	235,313,629
Management Fee	409,563	-
Interest – non related parties	88,885	561,378
Interest – accretion on loan to associate	2,911,265	2,606,325
	187,694,928	238,481,332

(b) Cost of sales
Ore purchases net of inventory movements	53,977,029	68,187,366
Salaries and employee benefits	1,659,295	1,564,191
Contractors and professional fees	14,946,451	15,381,574
Consumables and supplies	44,619,248	41,696,706
Leases and rentals	1,631,168	1,884,396
Travel and accommodation	503,541	415,840
Utilities	25,322	28,498
Taxes and government charges	1,682,554	3,816,964
Other production overheads	11,836,905	8,983,449
Depreciation and amortisation	16,973,938	16,153,894
	147,855,451	158,112,878

(c) Administrative expenses
Salaries and wages	2,745,894	3,073,262
Defined contribution/superannuation expense	274,775	341,034
Employee share option expense	460,464	920,927
Foreign exchange (gains)/losses	639,720	352,042
Depreciation	116,146	209,673
	4,236,998	4,896,938

(d) Lease payments
Minimum lease payments – operating lease	381,498	139,424

(e) Share of loss of associates
Share of net losses of associates	3,883,156	3,191,968
Refer to Note 24 for further details

(f) Movement in fair value of derivative financial instruments – gain/(loss)
Hedge ineffectiveness on gold forward sales contract	(343,074)	-
Movement in interest rate swap contracts	(552,981)	-
Mark to market movement in fuel hedges not qualifying for
hedge accounting	1,759,748	493,491
	863,693	493,491

(g) SAG Mill expenses
Included within SAG Mill repairs & other costs for the current year are legal, consulting and other costs incurred in relation to the repair of the SAG Mill. An insurance claim has been lodged to compensate for costs incurred to repair the SAG Mill, however it is not at point of virtual certainty and therefore the costs have been expensed. Any insurance proceeds subsequently received will be disclosed as income in the period received. Please refer to Note 19 for further details.

(h) Finance costs
Borrowing costs expensed	3,781,558	5,042,470

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(i) Other expenses

Included within other expenses is $382,269 being a loss on disposal of assets during the 2012 year.

A provision for other transaction duties of $1,026,672 has been included in 2012.

Foreign exchange losses of $639,720 are included for 2012 (2011: loss $352,043)

4. INCOME TAX EXPENSE

The major components of income tax expense are:

Income Statement

	2012	2011
Current income tax	US$	US$
Current income tax charge	-	-
Adjustments in respect of current income tax of previous years	-	-

Deferred Income tax
Relating to origination and reversal of temporary differences	(188,714)	353,827
Income tax expense/(benefit) reported in the income statement	(188,714)	353,827

There is no current provision for income tax for the years ended 30 June 2012 and 2011 due to the Income Tax Holiday (“ITH”) incentives available to the Group’s Philippine operations. Effective July 2009, PGPRC is entitled to an ITH as one of the incentives granted by the Board of Investments in the Philippines as a non-pioneer enterprise.

Statement of changes in equity

Deferred income tax related to items charged or credited directly to equity	-	-

Income tax expense reported in equity	-	-

A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Company’s applicable income tax rate is as follows:

Accounting profit before income tax	5,799,635	65,436,091

At the Company’s statutory income tax rate of 30% (2011: 30%)	1,739,890	19,630,827
Expenditure not deductible for income tax purposes	1,805,250	2,450,635
Foreign tax rate adjustments	(10,220,123)	(23,487,297)
Unrecognised tax losses - DTA not recognised	6,486,268	1,759,662
Income tax expense/(benefit) reported in the consolidated income statement	(188,714)	353,828

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Deferred income tax	Balance sheet		Statement of comprehensive
			Income
	2012	2011	2012	2011
	US$	US$	US$	US$
CONSOLIDATED
Deferred tax liabilities
Intangible asset	(4,639,631)	(4,902,797)	263,166	350,283
Other	(855,346)	(1,214,083)	358,737	(942,095)
Gross deferred income tax liabilities	(5,392,055)	(6,116,880)

CONSOLIDATED
Deferred tax assets
Provisions	927,349	431,528	3,124,352	158,223
Capital raising costs	41,736	1,541,139	(1,499,403)	685,239
Carry forward revenue losses	11,329,504	9,273,594	2,055,909	4,297,819
Deferred tax assets not recognised	(12,298,589)	(11,246,261)	(4,114,047)	(4,903,526)
Deferred tax income/(expense)	-	-	188,714	(353,827)

In addition to the deferred tax assets not recognised in the table above, the consolidated entity has the following deferred tax assets that have not been recognised as their realisation is not probable:

• Unrecognised deferred tax asset relating to foreign exploration and evaluation expenditure of approximately $19,579,973 at a tax rate of 30% (2011: $15,906,189 at a tax rate of 30%).

• Unrecognised deferred tax asset relating to carry forward capital tax losses of $20,392,740.

Tax consolidation

Effective 1 January 2004, for the purposes of income taxation, CGA and its 100% owned Australian subsidiaries formed a tax consolidated group. Members of the group will participate in a tax sharing arrangement in order to allocate income tax expense to the wholly-owned subsidiaries on a pro-rata basis. The agreement will provide for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. Under the terms of the tax funding arrangement CGA Mining Limited and each of the entities in the tax consolidated group has agreed to pay a tax equivalent payment to or from the head entity based on the current tax liability or tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to other entities in the tax consolidated group.

The head entity of the tax consolidated group is CGA. CGA formally notified the Australian Taxation Office of its adoption of the tax consolidation regime when lodging its 30 June 2004 tax return.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

5. CASH AND CASH EQUIVALENTS	2012	2011
	US$	US$

Cash at bank and on hand	58,059,694	75,228,173
Deposits at call	21,611,832	32,108,172
	79,671,526	107,336,345

Cash at bank earns interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the Company’s immediate cash requirements, and earn interest at short term deposit rates. The fair value of cash and cash equivalents is $79,671,526 (2011: $107,336,345).

Restricted Cash

Included in cash and cash equivalents is an amount of $9,000,000 held with BNP Paribas in line with the requirements of project financing facility agreement which requires two quarters of principal and interest payments due on the facility to be held on deposit.

Reconciliation to Cash Flow Statement

For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following at 30 June:

Cash at bank and on hand	58,059,694	75,228,173
Deposits at call	21,611,832	32,108,172
	79,671,526	107,336,345

Reconciliation of net loss after tax to net cash flows from operations
Net profit/(loss)after related income tax	5,988,349	65,082,264
Adjustment for non-cash income and expense items:
Depreciation and amortisation	17,090,083	16,363,567
Unrealised foreign exchange (gain)/loss	639,720	352,042
Loss on disposal of assets	382,269	-
Proceeds on disposal of assets	2,236	-
Share-based payments	460,464	920,927
Share of loss of associate	3,883,156	3,191,968
Impairment of investments	6,869,837	-
Interest income on receivable from associate	(2,911,265)	(2,606,325)
Borrowing costs	4,082,944	5,042,470
Movement in fair value of derivatives	863,693	(493,491)
Other	27	(1,451)

Changes in assets and liabilities:
(Increase) / decrease in assets:
Trade and other receivables	(1,411,183)	(565,882)
Prepayments	1,849,946	(4,867,826)
Inventories	(8,701,870)	(5,866,525)
Tax assets	(3,021,734)	(1,452,689)
Other assets	-	3,306,820
Increase / (decrease) in liabilities:
Trade and other payables	2,886,045	5,982,356
Deferred tax liabilities	(621,903)	591,812
Provisions	1,653,008	539,249
Net cash inflow/(outflow) from operating activities	29,983,821	85,519,286

Non cash financing activities

During the year there were leased asset additions of $6,306,081 (2011: $12,435,962).

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

	2012	2011
	US$	US$
6. TRADE AND OTHER RECEIVABLES (Current)

GST	47,387	43,710
Other debtors	2,068,088	660,581
	2,115,475	704,291

Other receivables are non-interest bearing and are generally on 30-90 day terms. There are no receivables past due or impaired. It is expected that these receivables will be received when due

7. PREPAYMENTS

Security deposits	117,390	101,334
Other	5,882,565	7,748,568
	5,999,955	7,849,902

8. INVENTORIES

Gold on hand	6,501,031	2,986,430
Gold in circuit	4,837,256	3,311,213
Consumables	9,979,365	7,625,071
In-transit stores & consumables	50,449	-
Ore stockpiles	4,397,192	3,140,709
	25,765,293	17,063,423

9. OTHER FINANCIAL ASSETS

Investments
Available for sale financial assets – at fair value	2,806,732	4,181,703
	2,806,732	4,181,703

The fair value of the available for sale investment has been determined directly by reference to published price quotations in an active market.

10. PLANT AND EQUIPMENT (Non-current)

Office, plant and equipment – at cost	1,087,137	971,658
Accumulated depreciation	(767,317)	(682,100)
Net carrying amount	319,820	289,558

Processing plant and equipment	196,126,451	183,993,808
Accumulated depreciation	(29,467,193)	(20,127,176)
Net carrying amount	166,659,258	163,866,632

Leased assets	38,163,997	35,473,105
Accumulated depreciation	(13,300,421)	(8,274,225)
Net carrying amount	24,863,576	27,198,880

Total Plant and Equipment	191,842,654	191,355,070

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

	2012	2011
	US$	US$

(a) Reconciliations
Office, plant and equipment
At 1 July, net of accumulated depreciation	289,558	449,428
Additions	115,479	33,133
Depreciation expense	(85,218)	(193,003)
At 30 June, net of accumulated depreciation	319,820	289,558

Processing plant and equipment
At 1 July, net of accumulated depreciation	163,866,632	164,721,981
Additions	12,132,643	10,231,034
Depreciation expense	(9,340,017)	(11,086,383)
At 30 June, net of accumulated depreciation	166,659,258	163,866,632

Leased assets
At 1 July, net of accumulated depreciation	27,198,880	17,752,086
Additions	6,306,081	12,435,962
Disposals	(3,615,189)	-
Depreciation expense	(5,026,196)	(2,989,168)
At 30 June, net of accumulated depreciation	24,863,576	27,198,880

Total plant and equipment
At 1 July, net of accumulated depreciation	191,355,070	182,923,495
Additions	18,554,204	22,700,129
Disposals	(3,615,189)	-
Depreciation expense	(14,451,430)	(14,268,554)
At 30 June, net of accumulated depreciation	191,842,654	191,355,070

Property, plant and equipment pledged as security

Property, plant and equipment has been pledged as security as outlined in Note 13 (g).

11. INTANGIBLE ASSETS (Non-current)

(a) Reconciliation of carrying amounts at the beginning and end of the period

Contractual Rights
Cost	43,173,940	43,173,940
Accumulated amortisation	(6,950,208)	(4,895,546)
Net carrying value	36,223,732	38,278,394

Balance at beginning of year	38,278,394	41,013,214
Amortisation	(2,054,662)	(2,734,820)
Balance at end of year	36,223,732	38,278,394

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(b) Description of the Group’s intangible assets

Contractual rights

Contractual rights have been acquired through business combinations and are carried at cost less accumulated amortisation and accumulated impairment losses. They represent the contractual right of PGPRC, a wholly owned subsidiary of CGA, to purchase mineral ore from the Masbate Gold Project owned by Filminera, an associate of CGA, at a specified price.

The intangible asset has been assessed as having a finite life and is amortised using the units of production method over the reserve base of the Masbate Gold Project in the Philippines.

	2012	2011
	US$	US$
12. TRADE AND OTHER PAYABLES (Current)

Trade payables – third parties	6,377,913	7,003,835
Trade payables to an associate	6,813,781	5,693,511
	13,151,694	12,697,346

Trade payables to third parties are non-interest bearing and are normally settled on 30 to 60 day terms.

Trade payables to an associate relate to payables for ore purchases, are non-interest bearing and are normally settled on 30 to 60 day terms.

Due to the short term nature of the payables, their carrying value is assumed to approximate their fair value.

13. INTEREST BEARING LIABILITIES (current)
Loans(i)	17,748,210	16,272,330
Lease liabilities (ii)	7,398,961	5,805,244
Insurance Premium Funding (iii)	2,431,697	-
	27,578,868	22,077,574

INTEREST BEARING LIABILITIES (non-current)

Loans(i)	9,457,680	27,205,890
Lease liabilities (ii)	17,027,616	19,747,290
	26,485,296	46,953,180

(i) During the current period the Group made principal repayments of $16,272,330 on the BNP Paribas project financing facility. The drawn down portion of the facility currently accrues interest at 3.15% plus LIBOR per annum. The remaining loan is repayable over a 1.5 year period, on or before 31 December 2013. The current portion of the loan liability is $17,748,210 and the non-current portion is $9,457,680.

(ii) The Company has entered into a finance lease for certain equipment to be used in the mining process for the Masbate Gold Project. The lease details are specified in the Masbate Technical Contract with Leighton Contractors (Philippines) Incorporated and Leighton Holdings Limited. The term of the initially leased assets is for 72 months up to May 2016. The Company has also acquired an additional fleet during the current year which is for a term of 60 months and both are secured over the underlying assets.

(iii) During December 2011, the Group entered into a premium funding arrangement for the renewal of ISR Insurance. The term of the funding is for 10 months at an interest rate of 3.98%.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Summary of Material Terms of the Masbate Project Finance Documentation Repayments

(a) Repayment Schedule

The schedule of reduction dates and reduction amounts proposed for the Tranche A Facility (US$75.3M).

I Reduction Date	II Reduction Amount
29 September 2012	5.70%
30 December 2012	5.83%
31 March 2013	5.95%
30 June 2013	6.09%
29 September 2013	6.22%
29 December 2013	6.34%
Maturity Date	Balance

The Tranche B Facility (US$5M cost overrun facility) was repaid during the 2011 financial year.

(b) Representations and Warranties

The Facility Agreement contains standard representations and warranties of a facility of its nature. The representations and warranties in the Facility Agreement are taken to be made on:

  each drawdown date;
  each interest payment date; and
  on the last day of every month after the date of the Facility Agreement.

(c) Undertakings

The Facility Agreement includes undertakings standard for a facility of its nature including providing monthly financial and operational information (including environmental, social and safety matters).

(d) Project Ratios

The project operating companies, PGPRC and Filminera must satisfy the project ratios and attest to their satisfaction at the end of each quarter and each withdrawal of funds date. The project ratios are:

  project life ratio of 1.40;
  loan life ratio of 1.20;
  forward debt service cover ratio of 1.15
  historic debt service ratio of 1.10; and
  ore reserve tail of 15%.

(e) Project Undertakings

PGPRC and Filminera undertake amongst other things:

(i) to ensure that it maintains the Project authorisations necessary for it to develop and operate the Project in good standing and it does whatever may be reasonably required to keep those Project authorisations in full force and effect at all times;

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(ii) to ensure that the Project and the Project assets are diligently developed, operated, managed and maintained in accordance with the life of mine plan and the project documents, and in accordance with best practice and all applicable legislation; and

(iii) without the prior written consent of the agent to the facility, to cause or permit all or part of the project to be abandoned or placed on a “care and maintenance” basis or to cause or permit operations at the Project to be suspended for a period of more than three days or periods in aggregate of more than 10 days in any 30 day period, except to the extent resulting from:

  requirements for scheduled or unscheduled maintenance or repair; or
  health or safety requirements including security concerns; or
  events or circumstances beyond its control, such as order of any Government Authority or inclement weather,

and it agrees to take all reasonable steps available to it to procure that the period of any such suspension of work is minimised;

(iv) to ensure that:

- it does not have a contaminant on any project area or cause or permit any discharge of any contamination to the environment from any project area or, in either case, otherwise in connection with the Project except in accordance with the Environmental Management Plan, the Environmental and Social Guidelines and any environmental approval for the project and otherwise not in violation of any environmental law; and

- all environmental approvals necessary for any such discharge are obtained and are valid and correct at the time of discharge and there is no breach of any of those environmental approvals.

(f) Events of Default

The Facility Agreement contains standard events of default of a facility of its nature. The following are events of default specific to the Facility Agreement.

If on any calculation date or any of the following financial ratios occurs:

  the loan life ratio is less than 1.20;
  the project life ratio is less than 1.40;
  the historic debt service cover ratio is less than 1.10;
  the forward debt service cover ratio is less than 1.15; or
  the ore reserve tail is less than 15%.

(g) Security

Security Documents

The following security has been granted to secure the moneys payable and the obligations under the Facility Agreement:

(i) pledge of receivables of the CGA Financing Company BV (“CGA Financing”), being the receivables CGA Financing has or may have vis-à-vis:

  PGPRC pursuant to the subordinated loan between CGA Financing and PGPRC;
  bank accounts held with ING Bank; and

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

  any other person in relation to any hedge transaction, to the extent that such receivables are governed by the laws of the Netherlands;

(ii) pledge of receivables of CGA Financing Holding Company BV (“CGA Holdings”), being the receivables CGA Holdings has or may have vis-à-vis:

  Filminera or PGPRC pursuant to the subordinated loans between CGA Holdings and Filminera or PGPRC;
  bank accounts held with ING Bank; and
  any other person in relation to any hedge transaction, to the extent that such receivables are governed by the laws of the Netherlands;

(iii) pledge of shares by CGA Holdings of its shares in the CGA Financing;

(iv) pledge of shares by CGX Holdings Pty Ltd of its shares in CGA Holdings;

(v) mortgage over real property and chattels by Philippine Gold Limited (“Phil Gold”), PGPRC and Filminera (“Mortgage”);

(vi) assignment of rights in project documents and project accounts by Central Asia Gold Limited (“CAG”), CGA, PhilGold, PGPRC and Filminera;

(vii) equitable mortgage of shares in PhilGold by CAG;

(viii) pledge of shares in PGPRC by the CGA Financing and PhilGold; (ix) pledge of shares in Filminera by Zoom; (x) pledge of shares in Zoom by CAG;

(xi) a mortgage by PGPRC and Filminera over their right, title and interest in and to the project accounts; and

(xii) a fixed and floating charge by PhilGold over all of its rights, property and undertakings.

Release of security documents

With the exception of the Completion Guarantee, all of the securities will be released when:

i.	there is no secured money to be repaid;

ii.	all secured obligations have been performed; and

iii.	the commitments of the lenders under the Facility Agreement have been cancelled or terminated.

The Completion Guarantee was released upon Project Completion occurring in June 2011 and the Project has now gone non-recourse to the Company.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

	2012	2011
	US$	US$
14. PROVISIONS (Current)

Employee entitlements	816,932	527,119
Other transaction duties	1,026,959	-
	1,843,891	527,119

PROVISIONS (Non-current)

Employee entitlements	183,188	125,397
Provision for rehabilitation	1,064,354	785,909
	1,247,542	911,306

The provision for rehabilitation in relation to the Masbate Gold Project is largely recognised in the accounts of Filminera who holds the mining licenses and tenements over the project.

(a) Movements in	Provision for	Employee
provisions	rehabilitation	entitlements	Other taxes	Total
	US$	US$	US$	US$
At 1 July 2011	785,909	652,516	-	1,438,425
Re-estimate of provision	278,445	-	-	278,445
Annual leave	-	233,890	-	233,890
Long service leave	-	55,923	-	55,923
Pension liability	-	57,790	-	57,790
Other taxes	-	-	1,026,959	1,026,959
At 30 June 2012	1,064,354	1,000,120	1,026,959	3,091,433

Current 2012	-	816,932	1,026,959	1,843,891
Non-current 2012	1,064,354	183,188	-	1,247,542
	1,064,354	1,000,120	1,026,959	3,091,433

Current 2011	-	527,119	-	527,119
Non-current 2011	785,909	125,397	-	911,306
	785,909	652,516	-	1,438,425

(b) Nature and timing of provisions

Employee entitlements
Refer to Note 2(k) for the relevant accounting policy applied in the measurement of this provision.

Rehabilitation provision
Refer to Note 2(r) for the relevant accounting policy and Note 2d(ii) for a discussion of the significant estimations and assumptions applied in the measurement of this provision. The current estimates assume these amounts will be paid in 2021 and 2022.

Other transaction duties
Refer to Note 2(r) for the relevant accounting policy. A provision has been raised based on preliminary calculations, which are yet to be finalised. The provision has been raised to recognise any potential liability that may arise. It is anticipated that any payments that may be due will be attended to in the 2013 year.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

15. CONTRIBUTED EQUITY AND RESERVES

	2012	2011	2012	2011
	Number	Number	US$	US$
(a) Issued and paid up capital:	337,775,726	333,425,726	305,076,669	302,016,570

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Movement in ordinary shares on issue	2012	2011	2012	2011
	Number	Number	US$	US$
(i) Ordinary Shares
Opening balance	333,425,726	331,294,976	302,016,570	299,576,520
Add: Shares issued on exercise of options	4,350,000	2,130,750	3,060,098	2,449,402
Less: share issue costs		-	-	(9,352)
Issued and fully paid	337,775,726	333,425,726	305,076,669	302,016,570

	2012	2011
	Number	Number
(ii) Options
Unlisted options:
Opening balance	10,821,250	11,902,000
Issued during the year	-	1,050,000
Exercised during the year	(4,350,000)	(2,130,750)
Closing Balance	6,321,250	10,821,250

Exercisable at A$0.65 on or before 30 June 2012	-	4,300,000
Exercisable at A$0.90 on or before 30 September 2012	200,000	200,000
Exercisable at A$1.80 on or before 31 March 2013	700,000	700,000
Exercisable at A$1.20 on or before 15 October 2013	400,000	400,000
Exercisable at A$1.15 on or before 17 November 2013	40,000	40,000
Exercisable at A$1.50 on or before 28 November 2013	3,000,000	3,000,000
Exercisable at A$1.70 on or before 2 April 2014	981,250	1,031,250
Exercisable at A$1.50 on or before 30 June 2014	100,000	100,000
Exercisable at A$2.97 on or before 27 December 2011	-	150,000
Exercisable at A$2.97 on or before 27 December 2012	75,000	75,000
Exercisable at A$2.97 on or before 31 December 2015	825,000	825,000
	6,321,250	10,821,250

Share options

The Company has a share based payment option scheme under which options to subscribe for the Company’s shares have been granted to certain employees and consultants (refer Note 23).

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

(b) RESERVES

	Foreign	Share-	Cash flow	Asset
	currency	based	hedge	revaluation
	translation	payments	reserve	reserve	Total
	US$	US$	US$	US$	US$

At 1 July 2011	5,815,359	5,862,078	(82,678,902)	2,134,468	(68,866,997)
Share-based payment	-	460,464	-	-	460,464
Net gain/(loss) on cash flow hedges net of tax	-	-	30,029,881	-	30,029,881
Revaluation of listed investments net of tax	-	-	-	(1,374,945)	(1,374,945)
At 30 June 2012	5,815,359	6,322,542	(52,649,021)	759,523	(39,751,596)

At 1 July 2010	5,815,359	4,941,151	(72,551,338)	447,394	(61,347,434)
Share-based payment	-	920,927	-	-	920,927
Net gain/(loss) on cash flow hedges net of tax	-	-	(10,127,564)	-	(10,127,564)
Revaluation of listed investments net of tax	-	-	-	1,687,074	1,687,074
At 30 June 2011	5,815,359	5,862,078	(82,678,902)	2,134,468	(68,866,997)

Nature and purpose of reserves

Share based payment reserve
The share based payment reserve is used to record the value of share based payments provided to employees, including key management personnel and directors, as part of remuneration. Refer to Note 23 for further details of these plans.

Foreign currency translation reserve
The foreign currency translation reserve used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. A functional currency translation reserve was recognized upon the change in functional and presentation currency of the Company from AUD to USD on 1 December 2007.

Cash flow hedge reserve
This reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

Asset revaluation reserve
This reserve records the increase or decrease in the fair value of listed investments.

	2012	2011
	US$	US$
(c) RETAINED PROFITS / (ACCUMULATED LOSSES)

Balance at 1 July	49,949,969	(15,132,295)
Net profit for the year	5,988,349	65,082,264
Balance at 30 June	55,938,318	49,949,969

Franking Credits
In respect to the payment of dividends by CGA in subsequent reporting periods (if any), the Company currently has franking credits available to the value of $5,645.

Dividends
No dividends were paid or proposed during or since the end of the financial year.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

16. EARNINGS PER SHARE

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element. Diluted EPS is calculated as net profit attributable to members, adjusted for:

  costs of servicing equity (other than dividends);
  the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
  other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

The following reflects the income and share data used in the basic and diluted earnings per share calculation:

(a) Earnings used in calculating earnings per share	2012	2011
	US$	US$
For earnings per share from profit from continuing operations
Net profit attributable to ordinary equity holders of the parent	5,988,349	65,360,118

For earnings per share from continued & discontinued operations
Net profit attributable to ordinary equity holders of the parent	5,988,349	65,082,264

(b) Weighted average number of shares	Number of	Number of
	shares	shares
Weighted average number of ordinary shares used in calculating basic earnings per share	334,747,644	332,812,925
Effect of dilutive options	1,730,753	5,705,937
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	336,478,396	338,518,862

(c) Information on the classification of securities

Options
Options granted to employees and directors are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent they are dilutive. These options have not been included in the determination of basic earnings per share. The number of these potential ordinary shares not included in calculation of dilutive earnings per share is 900,000 (2011: 1,050,000). These options have been excluded from the calculation as they are anti-dilutive.

Subsequent to year end, 90,000 of these dilutive options were exercised.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

17. KEY MANAGEMENT PERSONNEL

	2012	2011
	US$	US$
Compensation of key management by category
Short-term	3,123,701	3,590,752
Post-employment	278,403	380,661
Share-based payment	-	-
Long-term	47,478	58,666
	3,449,582	4,030,079

Option holdings of key management personnel

	Beginning	Granted as	Exercised	Other		End of	Vested and
	of	compensation		changes		reporting	exercisable
30 June	reporting					period	at 30 June
2012	period						2012
Directors
Mr Mark Savage	1,500,000	-	(1,500,000)	-		-	-
Mr Michael Carrick	5,000,000	-	-	(5,000,000	) [1]	-	-
Ms Justine Magee	750,000	-		(750,000)		-	-
Mr Robert Scott	-	-	-	-		-	-
Mr Phil Lockyer	-	-	-	-		-	-
Mr David Cruse	-	-	-	-		-	-

Executives
Mr Mark Turner	400,000	-	-	-		400,000	400,000
Ms Hannah Hudson	25,000	-	-	-		25,000	25,000
Mr Wayne Foote	40,000	-	-	-		40,000	40,000
Mr Ray Mead	220,000	-	-	-		220,000	220,000
Ms Eliza Molloy	200,000	-	-	-		200,000	200,000
Total	8,135,000	-	(1,500,000)	(5,750,000)		885,000	885,000

1 Amounts relate to options transferred to related parties for which the director has no beneficial interest. 3,000,000 remain outstanding at 30 June 2012.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

	Beginning	Granted as	Exercised	Other	End of	Vested and
	of	compensation		changes	reporting	exercisable
30 June	reporting				period	at 30 June
2011	period					2011
Directors
Mr Mark Savage	1,500,000	-	-	-	1,500,000	1,500,000
Mr Michael Carrick	5,000,000	-	-	-	5,000,000	5,000,000
Ms Justine Magee	750,000	-	-	-	750,000	750,000
Mr Robert Scott	-	-	-	-	-	-
Mr Phil Lockyer	-	-	-	-	-	-
Mr David Cruse	-	-	-	-	-	-

Executives
Mr Mark Turner	400,000	-	-	-	400,000	400,000
Ms Hannah Hudson	50,000	-	(25,000)	-	25,000	25,000
Mr Wayne Foote	200,000	-	(160,000)	-	40,000	40,000
Mr Ray Mead	220,000	-	-	-	220,000	220,000
Ms Eliza Molloy	200,000	-	-	-	200,000	200,000
Total	8,320,000	-	(185,000)	-	8,135,000	8,135,000

Shareholdings of key management personnel

	Beginning	Purchases	Received on	Sales	End of
	of		exercise of		reporting
	reporting		options		period
30 June 2012	period
Directors
Mr Mark Savage	^3,573,880	-	1,500,000	-	^5,073,880
Mr Michael Carrick	^1,155,000	-	-	-	+^1,155,000
Ms Justine Magee	^1,113,333	-	-	-	+^1,113,333
Mr Robert Scott	-	-	-	-	-
Mr Phil Lockyer	-	-	-	-	-
Mr David Cruse	20,000	99,600	-	-	119,600

Executives
Mr Mark Turner	-	-	-	-	-
Ms Hannah Hudson	-	-	-	-	-
Mr Wayne Foote	-	-	-	-	-
Mr Ray Mead	-	-	-	-	-
Ms Eliza Molloy	-	-	-	-	-
Total	#3,662,213	99,600	1,500,000	-	7,461,813

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

	Beginning	Purchases	Received on	Sales	End of
	of		exercise of		reporting
30 June 2011	reporting		options		period
period
Directors
Mr Mark Savage	^3,573,880	-	-	-	^3,573,880
Mr Michael Carrick	^1,155,000	-	-	-	^1,155,000
Ms Justine Magee	^1,113,333	-	-	-	^1,113,333
Mr Robert Scott	-	-	-	-	-
Mr Phil Lockyer	-	-	-	-	-
Mr David Cruse	20,000	-	-	-	20,000

Executives
Mr Mark Turner	-	-			-
Ms Hannah Hudson	-	-	25,000	(25,000)	-
Mr Wayne Foote	-	-	160,000	(160,000)	-
Mr Ray Mead	-	-	-	-	-
Ms Eliza Molloy	-	-	-	-	-
Total	#3,662,213	-	185,000	(185,000)	3,662,213

^Indirect interest relating to shares and options held by a non related entity for which all are directors, but have no beneficial interest. In total 1,100,000 shares held.
# The above column totals do not add mathematically due to an indirect interest held by each of the directors for the same 1,100,000 shares.

Other transactions with key management personnel

Refer to Note 20 – Related Party Disclosure

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

18. AUDITORS REMUNERATION (awaiting info from Joy)

The auditor of the Company is Ernst & Young.

		2012	2011
		US$	US$

Amounts received or due and receivable by Ernst & Young
(Australia) for:
•	An audit or review of the financial report of the entity and
	any other entity in the consolidated group	198,041	211,836
•	Other services in relation to the entity and any other
	entity in the consolidated group
-	Tax compliance	414,697	57,539
-	Other assurance services	22,056	-
		634,794	269,375

Amounts received or due and receivable by Ernst & Young
(Philippines) for:
•	An audit or review of the financial report of the entity and
	any other entity in the consolidated group	112,793	99,808
•	Other services in relation to the entity and any other
	entity in the consolidated group
-	Tax compliance	13,684	8,488
-	Other assurance services	-	-
		126,477	108,296

Amounts received or due and receivable by Ernst & Young (UK)
for:
•	An audit or review of the financial report of the entity and
	any other entity in the consolidated group	30,248	22,048
•	Other services in relation to the entity and any other
	entity in the consolidated group
-	Tax compliance	5,623	-
		35,871	22,048

Amounts received or due and receivable by Ernst & Young
(Netherlands) for:
-	Tax compliance	70,734	27,848
-	Other assurance services	-	-
		70,734	27,848

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

	2012	2011
	US$	US$
19. COMMITMENTS AND CONTINGENCIES

Operating lease commitments – Group as lessee
Due within one year	381,498	167,184
After one year but no more than five years	540,456	-
Aggregate lease expenditure contracted for at balance date	921,954	167,184

Finance lease commitments – Group as lessee
Due within one year	8,813,833	7,336,668
After one year but no more than five years	20,235,822	24,226,509
Aggregate lease expenditure contracted for at balance date	29,049,656	31,563,177
Less: Future interest expense	4,623,079	6,010,643
Net lease liabilities	24,426,576	25,552,534

Other commitments
(a) Mining services commitments	3,658,000	21,948,000
(b) Power services contract commitments	428,483	425,424
(c) Camp management commitments	90,731	86,301
(d) Laboratory services commitments	205,431	205,431
(e) Other capital commitments	5,081,482	2,434,635
	9,464,125	25,099,791

The Company is also party to a mining services contract between Leighton Contractors (Philippines) Limited and Filminera Resources Corporation which has been determined to contain a finance lease. The contract for mining services previously had a 6 month termination period, however the term of the contract ended at 31 March 2012, and the mining services contract is now on a month by month term and can be terminated at any time without the requirement to pay an extended termination notice period. Refer to Note 2(d)(ii) for further details. Under the Ore Purchase Agreement, PGPRC is contracted to purchasing ore from Filminera at cost plus a profit margin. The Company is also party to a contract for the operation of the power station at the Masbate Gold Project which has a 3 month termination notice period. The camp management commitments relate to capital commitments for camp improvements. Laboratory services agreements relate to a 3 month termination notice period on the laboratory services contract.

Contingent Assets

The Company has lodged an insurance claim to compensate for costs incurred in relation to the repair of the SAG Mill, with costs incurred to date totaling $6.2M, together with a claim for loss of revenue as a result of the breakdown of the SAG Mill. The insurance claim has not yet been granted indemnity, and potential insurance proceeds have not yet been quantified, and accordingly an asset has not been recognised in relation to the potential insurance proceeds that may be received. Should indemnity be granted, we would expect the claim to be somewhere in the order of US$45M.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

20. RELATED PARTY DISCLOSURE

The consolidated entity consists of CGA and its controlled subsidiaries listed in the following table:

		Equity Interest		Investment
Name of Entity	Country of	(%)		(US$)
	Incorporation
		2012	2011	2012	2011
Controlled Entities
Conex Oil Exploration Pty Ltd	Australia	100	100	2	2
Swanview Investments Pty Ltd	Australia	100	100	4,197,948	4,197,948
Central Asia Gold Limited	Bahamas	100	100	-	-
Philippine Gold Ltd	United Kingdom	100	100	-	-
Phil. Gold Processing & Refining Corp.	Philippines	100	100	-	-
CAGL(Taldy Bulak) Pty Ltd	Australia	100	100	885	885
Golden Moose LLC	Russia	100	100	394	394
China Gold Pty Ltd	Australia	100	100	-	-
Altyn Gold Pty Ltd	Australia	100	100	-	-
	British Virgin
Altyn Gold Limited	Islands	100	100	960	960
Zambian Holdings Pty Ltd	Australia	100	100	-	-
CGX Holdings Limited	Australia	100	100	-	-
CGA Financing Holding Company B.V.	The Netherlands	100	100	-	-
CGA Financing Company B.V.	The Netherlands	100	100	-	-
Total Investments				4,200,189	4,200,189
Allowance for impairment in the value of investments				(4,197,948)	(4,197,948)
				2,241	2,241

(a) Controlling entity

The ultimate controlling entity in the wholly owned group is CGA Mining Limited.

(b) Other transactions with related parties

The Group has entered into an Ore Sales and Purchase agreement with its associate, Filminera, which requires it to purchase ore mined from the associate’s facility on a cost plus basis. The Group has purchased ore from its associate, pursuant to the agreement during the period amounting to $61,243,712.

The Group has a management services agreement with its associate Ratel Group for services provided to Ratel Group by the Group. The total services received by the Group during the year were $409,563.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

21. SEGMENT INFORMATION

For management purposes, the Group is organised into one main operating segment, which involves mining exploration for gold and other minerals. All of the Group’s activities are interrelated, and discrete financial information is reported to the Board (Chief Operating Decision Makers) as a single segment. Accordingly, all significant operating decisions are based upon analysis of the Group as one segment. The financial results from this segment are equivalent to the financial statements of the Group as a whole.

Four major customers make up 66%, 15%, 9% and 8% of the Group’s total revenues.

Geographic Information

Revenue from external customers by geographical locations is detailed below. Revenue is attributed to the geographic location based on the location of the customers. The Company does not have external revenues from external customers that are attributable to any foreign country other than as shown.

	2012	2011
	US$	US$
Australia	498,447	464,116
United Kingdom	143,598,303	221,068,186
United States	15,808,388	14,245,443
Other foreign countries	27,789,790	2,703,587
Total Revenue	187,694,938	238,481,332

The analysis of the location of non-current assets other than financial instruments and investments in associates is as follows:

Philippines	250,340,291	191,087,214
Australia	280,485	267,856
Other foreign countries	-	-
Total Assets	250,620,776	191,355,070

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

22. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits, receivables, payables, derivative instruments, borrowings and liabilities related to the finance leases. The Company currently has in place an active program of financial forecasting and budgeting both at a corporate and project level to manage both the application of funds and planning for future financial needs to ensure that any shortfall in revenue funds is adequately covered by cash reserves or planned new sources being either debt or equity based on the then most cost effective weighted average cost of capital.

Risk Management is carried out by the Board and management under policies approved by the Board. The Board also provide regular guidance for overall risk management, including guidance on specific areas, such as mitigating commodity price, foreign exchange, interest rate and credit risk, by using derivative financial instruments.

The Company does not enter into financial instruments, including derivative financial instruments, for trade or speculative purposes.

Primary responsibility for identification and control of financial risks rests with the Board. The Board reviews and agrees policies for managing each of the risks identified below, including the setting of limits for trading in derivatives, credit limits and future cash flow forecast projections.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

Net fair values

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 2, excluding the receivable from associate (fair value $47,441,621) and the loans and borrowings which are held at amortised cost (fair value $24,426,577). The group has derivative financial instruments in the form of gold forward sales contracts, diesel and heavy fuel oil swap contracts and interest rate swap contracts. Hedges that meet the strict criteria for hedge accounting are accounted as outlined in Note 2 (aa).

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs.

Credit risk

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted. The Group’s maximum exposures to credit risk at the reporting date in relation to each class of financial asset is the carrying amounts of those assets as indicated in the Balance Sheet.

Receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. The Group has a significant concentration of credit risk in relation to the receivable from Filminera. At 30 June 2012, the receivable due from Filminera accounted for 62% of the Group’s total receivables (2011: 55% of total receivables). The initial fair value of this receivable which arose as a result of the business combination is non-interest bearing and is repayable from the free cash flow of Filminera. It was initially measured as the fair value of future cash payments to be received from Filminera from its interest in the Masbate Gold Project. The balance of the receivable has arisen as a result of the ongoing loan of funds over the years and is interest bearing and is repayable from the free cash flow of Filminera. The Group has also recognised a tax asset in relation to its VAT incurred in the Philippines. The VAT represents tax paid on purchases of applicable goods and services which can be recovered as a tax credit against future tax liabilities of the Company upon approval by the Philippine BIR and/or the Philippine Bureau of customs. This tax asset has been valued at its expected recoverable amount.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

The Group monitors credit risk through reviewing the inputs to the valuation model used to determine the future cash flows of Filminera to determine if any impairment exists. To date there have been no indicators which would cause the Group to impair the investment in Filminera.

With respect to credit risk arising from the other financial assets of the Group, which comprise cash and cash equivalents, the Group’s exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. The Group monitors this credit risk through holding its cash through banks with a Standard and Poors credit rating of ‘A’ or greater. The credit risk associated with cash and cash equivalents is considered negligible by the Group. The Group does not hold collateral as security. The Group does not have any receivables past due or impaired.

Commodity price risk

Gold price risk:

The Group is exposed to movements in the gold price. As part of the risk management policy of the Group and in compliance with the conditions required by the Group’s financiers, a variety of financial instruments (such as gold forward sales contracts and gold put options) are used from time to time to reduce exposure to unpredictable fluctuations in the project life revenue streams. Within this context, the hedging programs undertaken are structured with the objective of retaining as much upside to the gold price as possible, but any event, by limiting hedging commitments to no more than 50% of the group gold reserves. The value of these financial instruments at any given point in time, will in times of volatile market conditions, show substantial variation over the short term. The Group hedge accounts for these instruments as at balance date.

Details of gold hedging contracts at 30 June 2012 and 30 June 2011 are shown in Note 26.

Diesel and heavy fuel oil price risk

The Group is exposed to movements in the diesel and heavy fuel oil price. The costs incurred purchasing diesel and heavy fuel oil for use by the Group’s operations is significant. The Group entered into swaps agreements to hedge its exposure to diesel and heavy fuel oil price movements. The contracts expired in April 2012. The details of the hedging contracts at 30 June 2012 and 30 June 2011 are shown in Note 26.

Interest rate risk

At balance date, the Company had the following financial assets and liabilities exposed to variable interest rate risk that are not designated as cash flow hedges:

	2012	2011
Cash and cash equivalents	US$	US$
A$ balances held	395,362	385,980
PHP Balances held	667,235	382,665
Canadian Balances held	11,127	-
Euro Balances held	37,369	-
US$ balances held	78,560,433	106,567,700

Interest bearing loans and borrowings	13,605,890	19,778,220

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

The Group constantly analyses its interest rate exposure. Consideration is given to potential renewals of existing positions, alternative financing and the mix of fixed and variable interest rates.

The Group’s policy is to manage its exposure to interest rate risk by holding cash in short term fixed rate deposits and variable rate deposits. The interest bearing liabilities associated with the BNP loan are exposed to movements in the LIBOR rate. The Group has managed its exposure to this risk through hedging a portion of the debt through an interest rate swap contract. The balance in the table above indicates the portion of the debt as at 30 June 2012 and 30 June 2011 not covered under the interest rates swap (refer Note 26).

Price risk

The Group holds an investment in Sierra Mining Limited (ASX listed) carried at its fair market value. The fair value is impacted by movements in the share price.

Foreign currency risk

The Group’s policy is to manage its foreign currency exposure through holding its cash largely in USD, being the same currency as the majority of its costs. As a result the Group does not have a material exposure to foreign currency risk.

At balance date, the Group had the following exposure to foreign currencies on financial instruments:

	2012	2011
	US$	US$
Financial Assets
Cash and cash equivalents	1,111,093	768,645
Trade and other receivables	779,190	601,038
	1,890,283	1,369,683

Financial Liabilities
Trade and other payables	2,507,007	4,237,583
	2,507,007	4,237,583

Net exposure	(616,724)	(2,867,900)

Liquidity risk

The responsibility for liquidity risk rests with the Board of Directors. The Company manages liquidity risk through maintaining sufficient cash or credit facilities to meet the operating requirements of the business and investing excess funds in highly liquid short term cash deposits. The Company’s liquidity needs can likely be met through cash on hand and short and long-term borrowings, subject to the current forecast operating parameters being met.

The contractual maturities of the Group’s financial liabilities are as follows:

	2012	2011
	US$	US$
Within one month
Trade creditors	13,151,694	12,697,346
One Month or later and no later than one year
Derivative liability net settled	38,783,810	37,770,654
External loans	17,748,210	16,272,330
Interest on external loans*	1,955,822	2,891,052
Finance lease liability	7,398,961	5,805,244

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

	2012	2011
	US$	US$

One year or later and no later than five years
Derivative liability net settled	17,543,273	49,482,368
External loans	9,457,680	27,205,890
Interest on external loans*	3,217,366	5,029,326
Finance lease liability	17,027,616	19,747,290

Later than five years	-	-

Future capital needs can be met through our cash position, future operating cash flow and the issue of equity instruments. We expect that, in the absence of a material adverse change in a combination of our sources of liquidity and/or a significant decline in gold prices, present levels of liquidity be sufficient to meet our necessary capital requirements, subject to the current forecast operating parameters being met.

*Forecasted interest on external loans subject to variable interest rates is subjected to estimated projections on the variable rate.

Capital risk management

The Group’s total capital is defined as equity attributable to equity holders of the parent which amounted to $321,263,390 at 30 June 2012 (2011: $283,099,543).

The Group’s capital management objectives are to safeguard the business as a going concern, to maintain a debt to equity balance to reduce the cost of capital and to maximise returns for shareholders. Management may issue more shares or repay debts in order to maintain the optimal capital structure.

The Group does not have a target debt/equity ratio, but maintains a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. The Group monitors its capital risk management through annual cash flow projections and monthly reporting against budget.

PGPRC, a wholly owned subsidiary of the Group, monitors capital using the thin cap ratio, which is the ratio of infused capital to total financing. The Company’s policy is to keep the thin cap ratio at not greater than 3:1 in favor of the debt, in line with the limit indicated in the Philippine Bureau of Internal Revenue’s Thin Cap Rule.

Financial instruments measured at fair value

The Group uses various methods in estimating the fair value of a financial instrument. The methods comprise:

Level 1 – the fair value is calculated using quoted prices in active markets.
Level 2 – the fair value is estimated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
Level 3 – the fair value is estimated using inputs for the asset or liability that are not based on observable market data.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

The fair value of the financial instruments as well as the methods used to estimate the fair value are summarised in the table below.

30 June 2012	Quoted market	Valuation technique –	Valuation technique
	price (Level 1)	market observable	– non market
		inputs (Level 2)	observable inputs
			(Level 3)
	US$	US$	US$
Available for sale financial assets	2,806,732	-	-
Derivative assets	-	-	-

Financial liabilities
Derivative liabilities	-	56,327,083	-

30 June 2011	Quoted market	Valuation technique –	Valuation technique
	price (Level 1)	market observable	– non market
		inputs (Level 2)	observable inputs
			(Level 3)
	US$	US$	US$
Available for sale financial assets	4,181,703	-	-
Derivative assets	-	1,759,748	-

Financial liabilities
Derivative liabilities	-	87,253,022	-

Quoted market price represents the fair value determined based on quoted prices on active markets as at the reporting date without any deduction for transaction costs. The fair value of the listed equity investments are based on quoted market prices.

For financial instruments not quoted in active markets, the Group uses valuation techniques such as present value techniques, comparison to similar instruments for which market observable prices exist and other relevant models used by market participants.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

Sensitivity Analysis

The following tables summarises the sensitivity of the Group’s financial assets and liabilities to interest rate risk, foreign exchange rate risk, credit risk and commodity price risk. Had the relevant variables, as illustrated in the tables, moved, with all other variables held constant, post tax profit and equity would have been affected as shown.

Consolidated		Interest rate risk					Foreign exchange risk				Equity and Commodity Price Risk
30 June 2012			Negative movement		Positive		Negative		Positive movement		Negative movement		Positive
					movement		movement						movement
Financial assets	Note	Carrying	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity
		Amount
		$
Cash and cash equivalents
USD	2	78,560,433	(785,604)	(785,604)	785,604	785,604	-	-	-	-	-	-	-
AUD	1,2	395,362	(3,954)	(3,954)	3,954	3,954	(39,536)	(39,536)	39,536	39,536	-	-	-	-
PHP	1	667,235	-	-	-	-	(66,724)	(66,724)	66,724	66,724	-	-	-	-
CAD	1	11,127	-	-	-	-	(1,113)	(1,113)	1,113	1,113	-	-	-	-
EUR	1	37,369	-	-	-	-	(3,737)	(3,737)	3,737	3,737	-	-	-	-

Financial liabilities
Trade and other payables	1	2,507,007	-	-	-	-	250,701	250,701	(250,701)	(250,701)	-	-	-	-
Derivative Financial instruments – gold forward sales	3	56,176,731	-	-	-	-	-	-	-	-	-	(12,761,473)	-	12,761,473
Derivative financial instruments – interest rate swap	4	150,352	-	(552,454)	-	547,259	-	-	-	-	-	-	-	-
Interest bearing liabilities - loans	4	27,205,890	(272,059)	(272,059)	272,059	272,059	-	-	-	-	-	-	-

1.	The sensitivities show the net effect of a 10% movement in the USD against the foreign currencies. Sensitivity rates have been based on 12 month averages.
2.	The sensitivities show the net effect of a 1% movement in AUD and USD interest rates, respectively. Sensitivity rates have been based on 12 month averages.
3.	The sensitivities show the net effect of a 10% movement in the projected gold price.
4.	The sensitivities show the net effect of a 1% movement in the projected LIBOR interest rate.

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE 2012

Consolidated		Interest rate risk					Foreign exchange risk				Equity and Commodity Price Risk
30 June 2011			Negative movement		Positive movement		Negative		Positive movement		Negative movement		Positive movement
							movement
Financial assets	Note	Carrying	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity	Profit	Equity
		Amount
		$
Cash and cash equivalents
USD	2	106,567,701	(1,065,677)	(1,065,677)	1,065,677	1,065,677	-	-	-		-	-	-	-
AUD	1,2	385,980	(3,860)	(3,860)	3,860	3,860	(38,598)	(38,598)	38,598	38,598	-	-	-	-
Derivative financial instruments- fuel	5	1,759,748	-	-	-	-	-	-	-	-	(393,323)	(393,323)	393,323	393,323

Financial liabilities
Trade and other payables	1	4,237,583	-	-	-	-	423,758	423,758	(423,758)	(423,758)	-	-	-	-
Derivative Financial instruments – gold forward sales	3	86,750,602	-	-	-	-	-	-	-	-	-	(20,639,486)	-	20,639,486
Derivative financial instruments – interest rate swap	4	502,420	-	(1,419,896)	-	1,397,913	-	-	-	-	-	-	-	-
Interest bearing liabilities - loans	4	43,478,220	(43,478)	(43,478)	43,478	43,478	-	-	-	-	-	-	-	-

1.	The sensitivities show the net effect of a 10% movement in the USD against the AUD. Sensitivity rates have been based on 12 month averages.
2.	The sensitivities show the net effect of a 1% movement in AUD and USD interest rates, respectively. Sensitivity rates have been based on 12 month averages.
3.	The sensitivities show the net effect of a 10% movement in the projected gold price.
4.	The sensitivities show the net effect of a 1% movement in the projected LIBOR interest rate.
5.	The sensitivities show the net effect of a 10% movement in the projected diesel and heavy fuel oil price.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

23. SHARE BASED PAYMENT PLANS

(a) Employee Option Scheme (“EOS”)

An Employee Option Scheme has been established where CGA, at the discretion of the directors, may grant options over the ordinary shares of CGA to eligible employees and consultants of the Company. Directors are ineligible to participate. The Company has adopted this incentive plan to enable eligible employees and consultants to acquire an ownership interest in CGA.

The options issued under the CGA EOS are not quoted on the ASX or TSX.

The Company issued the following options to its eligible employees and consultants in prior financial years:

  1,950,000 options issued September 2004 and expiring 30 June 2009 at an exercise price of A$0.60.
  1,950,000 options issued March 2007 and expiring 30 June 2012 at an exercise price A$0.65.
  2,025,000 options issued September 2007 and expiring 30 September 2012 at an exercise price of A$0.90.
  950,000 options issued May 2008 and expiring 31 March 2013 at an exercise price of A$1.80.
  400,000 options issued October 2008 and expiring 15 October 2013 at an exercise price of A$1.20.
  200,000 options issued November 2008 and expiring 17 November 2013 at an exercise price of A$1.15.
  1,690,000 options issued April 2009 and expiring 2 April 2014 at an exercise price of A$1.70
  150,000 options issued 30 June 2009 and expiring 30 June 2014 at an exercise price of A$1.50.
  150,000 options issued 31 August 2009 and expiring 31 August 2014 at an exercise price of A$1.79.
  150,000 options issued 28 December 2010 and expiring 27 December 2011 at an exercise price of A$2.97.
  75,000 options issued 28 December 2010 and expiring 27 December 2012 at an exercise price of A$2.97.
  825,000 options issued 28 December 2010 and expiring 31 December 2015 at an exercise price of A$2.97.

During the 2012 financial year, the Company did not issue any further options to its eligible employees and consultants:

The options are issued for nil consideration, and are only exercisable if the Company’s shares have been quoted on the ASX throughout the 12 month period immediately preceding the exercise of the options, without suspension during that period exceeding in total 2 trading days. Once exercised, the shares rank equally with the existing shares of the Company.

During the 2012 financial year, 100,000 employee options were exercised comprising of 50,000 options at A$1.70 and 50,000 options at A$0.65.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

As at 30 June 2012 the following were on issue under the Employee Option Scheme:

  200,000 options with an exercise price of A$0.90 and an expiry date of 30 September 2012
  700,000 options with an exercise price of A$1.80 and an expiry date of 31 March 2013
  400,000 options with an exercise price of A$1.20 and an expiry date of 15 October 2013
  40,000 options with and exercise price of A$1.15 and an expiry date of 17 November 2013
  981,250 options with an exercise price of A$1.70 and an expiry date of 2 April 2014
  100,000 options with an exercise price of A$1.50 and an expiry date of 30 June 2014
  75,000 options with an exercise price of A$2.97 and an expiry date of 27 December 2012
  825,000 options with an exercise price of A$2.97 and an expiry date of 31 December 2015

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

23. SHARE BASED PAYMENT PLANS (cont.)

(b) Information with respect to the number of options granted under Employee Option Plan:

							Number of Options
			Number of				at End of Year		Options Exercised
			Options at the							Number	Fair Value of
		Exercise	Beginning of	Options	Options	Options			Proceeds	of shares	Options at	Fair Value
Grant Date	Expiry Date	Price	the Year	Granted	Exercised	Cancelled	On Issue	Vested	Received	Issued	Grant Date	Aggregate
		(A$)							(US$)		(US$)	(US$)
2012
28 Dec 2010	27 Dec 2011	2.97	150,000	-	-	150,000	-	-	-	-	0.444	-
28 Dec 2010	27 Dec 2012	2.97	75,000	-	-	-	75,000	75,000	-	-	0.822	61,650
28 Dec 2010	31 Dec 2015	2.97	825,000	-	-	-	825,000	825,000	-	-	1.514	1,249,050
30 Jun 2009	30 Jun 2014	1.50	100,000	-	-	-	100,000	100,000	-	-	0.753	75,300
2 Apr 2009	2 Apr 2014	1.70	1,031,250	-	50,000	-	981,250	981,250	93,458	50,000	0.853	837,006
17 Nov 2008	17 Nov 2013	1.15	40,000	-	-	-	40,000	40,000	-	-	0.495	19,800
15 Oct 2008	15 Oct 2013	1.20	400,000	-	-	-	400,000	400,000	-	-	0.633	253,200
7 May 2008	31 Mar 2013	1.80	700,000	-	-	-	700,000	700,000	-	-	0.809	566,300
30 Sept 2007	30 Sep 2012	0.90	200,000	-	-	-	200,000	200,000	-	-	0.408	81,600
19 Mar 2007	30 Jun 2012	0.65	50,000	-	50,000	-	-	-	32,686	50,000	0.238	-

			3,571,250	-	100,000	150,000 3,321,250		3,321,250	126,144	100,000

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

						Number of Options at
						End of Year		Options Exercised
			Number of							Fair Value
			Options at the						Number	of Options
Grant and		Exercise	Beginning of	Options	Options			Proceeds	of shares	at Grant	Fair Value
Vesting Date	Expiry Date	Price	the Year	Granted	Exercised	On Issue	Vested	Received	Issued	Date	Aggregate
		(A$)						(US$)		(US$)	(US$)
2011
28 Dec 2010	27 Dec 2011	2.97	-	150,000	-	150,000	150,000	-	-	0.444	66,600
28 Dec 2010	27 Dec 2012	2.97	-	75,000	-	75,000	75,000	-	-	0.822	61,650
28 Dec 2010	31 Dec 2015	2.97	-	825,000	-	825,000	175,000	-	-	1.514	1,249,050
30 Jun 2009	30 Jun 2014	1.50	150,000	-	50,000	100,000	100,000	75,000	50,000	0.753	75,300
2 Apr 2009	2 Apr 2014	1.70	1,690,000	-	658,750	1,031,250	1,031,250	1,119,875	658,750	0.853	879,656
17 Nov 2008	17 Nov 2013	1.15	200,000	-	160,000	40,000	40,000	184,000	160,000	0.495	19,800
15 Oct 2008	15 Oct 2013	1.20	400,000	-	-	400,000	400,000	-	-	0.633	253,200
7 May 2008	31 Mar 2013	1.80	950,000	-	250,000	700,000	700,000	450,000	250,000	0.809	566,300
30 Sept 2007	30 Sep 2012	0.90	462,000	-	262,000	200,000	200,000	235,800	262,000	0.408	81,600
19 Mar 2007	30 Jun 2012	0.65	50,000	-	-	50,000	50,000	-	-	0.238	11,900

			3,902,000	1,050,000	1,380,750	3,571,250	2,921,250	2,064,675	1,380,750

(c) Summaries of options granted under EOS arrangements

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options issued during the year:

	2012	2012	2011	2011
	No.	WAEP (US$)	No.	WAEP (US$)
Outstanding at the beginning of the year	3,571,250	2.08	3,902,000	1.31
Granted during the year	-		1,050,000	2.98
Exercised during the year	(100,000)	1.18	(1,380,750)	1.47
Expired during the year	(150,000)	2.97	(150,000)	1.79
Outstanding at the end of the year	3,321,250	1.94	3,421,250	2.08
Exercisable at the end of the year	3,321,250	1.94	2,771,250	1.48

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

23. SHARE BASED PAYMENT PLANS (cont.)

(d)	Weighted average remaining contractual life of the unlisted employee options:
The weighted average remaining contractual life for the share options outstanding as at 30 June 2012 is 1.8 years (2011: 2.5 years).

(e)	Range of exercise price of the unlisted employee options:
The range of exercise prices for options outstanding at the end of the year was A$0.90-A$2.97 (2011: A$0.65-A$2.97).

(f)	Weighted average fair value of the unlisted employee options:
The weighted average fair value of options granted during the 2011 financial year was US$1.31. No options were issued during the 2012 financial year.

The terms and conditions of the unlisted employee options are as follows:

1.	The expiry date for options granted is:
30 June 2012 for options granted 19 March 2007;
30 September 2012 for options granted 30 September 2007;
31 March 2013 for options granted 7 May 2008;
15 October 2013 for options granted 15 October 2008;
17 November 2013 for options granted 17 November 2008;
2 April 2014 for options granted 2 April 2009;
30 June 2014 for options granted 30 June 2009;
27 December 2011 for 150,000 options granted 28 December 2010;
27 December 2012 for 75,000 options granted 28 December 2010; and
31 December 2015 for 825,000 options granted 28 December 2010.
2.

The exercise price of each option granted 19 March 2007 is A$0.65, granted 30 September 2007 is A$0.90, granted 7 May 2008 is A$1.80, granted 15 October 2008 is A$1.20, granted 17 November 2008 is A$1.15, granted 2 April 2009 is A$1.70, granted 30 June 2009 is A$1.50 and granted 28 December 2010 is A$2.97.

3.	Each option exercised will entitle the holder to one Share in the capital of the Company.
4.

The options are not exercisable unless the Shares have been quoted on the ASX throughout the 12 month period immediately preceding the exercise of the Options, without suspension during that period exceeding in total 2 trading days and upon payment of the exercise price.

5.	Exercise of the options is affected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.
6.	All Shares issued upon exercise of the options will rank pari passu in all respects with the Company’s then existing Shares.
7.

There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 business days after the issue is announced. This will give Option holders the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

Notes to the Consolidated Financial Statements
FOR THE YEAR ENDED 30 JUNE 2012

8.

In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

9.	The production to the Directors of such documents or other evidence as the Directors may reasonably require to establish that entitlement.

The binomial approach to options valuation was adopted in estimating their fair value at grant date. The following factors and assumptions were used in determining the fair value of options granted during the prior financial year.

		Fair Value per		Price of Shares on	Estimated	Risk Free Interest
Grant Date	Expiry Date	Option	Exercise price	Grant Date	Volatility	Rate
		US$	A$	A$
28 Dec 2010	27 Dec 2012	0.822	2.97	2.97	55%	4.75%
28 Dec 2010	31 Dec 2015	1.514	2.97	2.97	55%	4.75%

(g) Directors Options

In November 2008, the Company issued 3,000,000 options to Michael Carrick.

In March 2007, the Company issued 5,500,000 options to directors. The granting of the 2007 options was only made after specific performance criteria were met, and were determined as part of the overall review of performance and compensation. Criteria which were measured included relative share price performance over the period leading up to their grant. As the performance criteria were met before the granting, the options vested immediately and are not dependent on the satisfaction of future performance criteria. The issue was approved by shareholders. Further details of these options are included below.

Information with respect to the number of options granted to directors:

						Number of Options at End
						of Year
			Number of								Fair Value
			Options at the							Number of	of Options
Grant and		Exercise	Beginning of	Options	Options			Proceeds		shares	at Grant	Fair Value
Vesting Date	Expiry Date	Price	the Year	Granted	Exercised	On Issue	Vested	Received	Date of Issue	Issued	Date	Aggregate

		A$						(US$)			(US$)	(US$)
28 Nov 2008	28 Nov 2013	1.50	3,000,000	-	-	3,000,000	3,000,000	-	-	-	0.37	1,110,000
19 Mar 2007	30 Jun 2012	0.65	250,000	-	(250,000)	-	-	174,281	24 Jan 2012	250,000	n/a	n/a
19 Mar 2007	30 Jun 2012	0.65	1,000,000	-	(1,000,000)	-	-	700,205	31 Jan 2012	1,000,000	n/a	n/a
19 Mar 2007	30 Jun 2012	0.65	3,000,000	-	(3,000,000)	-	-	2,059,468	30 Mar 2012	3,000,000	n/a	n/a
			7,250,000	-	(4,250,000)	3,000,000	3,000,000

Notes to the Consolidated Financial Statements

FOR THE YEAR ENDED 30 JUNE 2012

The binomial approach to options valuation was adopted in estimating their fair value at grant date. The following factors and assumptions were used in determining the fair value of options on grant date:

		Fair Value per		Price of Shares on	Estimated	Risk Free Interest
Grant Date	Expiry Date	Option	Exercise price	Grant Date	Volatility	Rate
		US$	A$	A$

28 Nov 2008	28 Nov 2013	0.37	1.50	0.92	55%	5.51%
19 Mar 2007	30 Jun 2012	0.238	0.65	0.65	52%	5.40%

The terms and conditions of the unlisted Directors options are as follows:

1.	The expiry date for the options issued in 2007 is 30 June 2012, and 28 November 2013 for those issued in 2008.

2.	The exercise price of each option expiring on 30 June 2012 is A$0.65,and A$1.50 for the options issued in November 2008.

3.	Each option exercised will entitle the holder to one Share in the capital of the Company.

4.

The options are not exercisable unless the Shares have been quoted on the ASX throughout the 12 month period immediately preceding the exercise of the Options, without suspension during that period exceeding in total 2 trading days and upon payment of the exercise price.

5.	Exercise of the options is affected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.

6.	All Shares issued upon exercise of the options will rank pari passu in all respects with the Company’s then existing Shares.

7.

There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 business days after the issue is announced. This will give Option holders the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

8.

In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

24. INVESTMENT IN ASSOCIATES

	2012	2011
	US$	US$
FILMINERA RESOURCES CORPORATION
Loan	73,320,490	53,568,163
Share of cumulative losses of associate	(5,504,709)	(3,518,489)
	67,815,781	50,049,674

Reconciliation of movements
At 1 July	50,049,674	43,582,833
Net loans during period	16,841,062	4,672,038
Share of associate’s net profit / (loss)	(1,986,220)	(811,522)
Notional interest accretion on loan	2,911,265	2,606,325
At 30 June	67,815,781	50,049,674

RATEL GROUP LIMITED
Investment at cost	2,846,271	2,846,271
Share of cumulative losses of associate	(1,673,210)	(746,008)
	1,173,061	2,100,263

Reconciliation of movements
At 1 July	2,100,263	-
Acquisition Cost during the period	-	1,882,833
Fair Value of shares acquired during spin off of Ratel Group	-	963,438
Share of associate’s net loss	(927,202)	(746,008)
At 30 June	1,173,061	2,100,263

ST AUGUSTINE GOLD & COPPER LIMITED
Investment at cost less impairment	10,460,235	17,330,072
Share of cumulative losses of associate	(2,558,639)	(1,634,454)
	7,901,596	15,695,618

Reconciliation of movements
At 1 July	15,695,618	-
Initial carrying value of Investment	-	3,500,000
Acquisition Cost during the period	-	14,793,510
Fair Value of distribution of capital during spin off of Ratel
Group	-	(963,438)
Impairment of Investment	(6,869,837)	-
Share of associate’s net loss	(924,185)	(1,634,454)
At 30 June	7,901,596	15,695,618

An impairment loss of $6,869,837 has been recognised in the Statement of Comprehensive Income to write down the carrying value of the investment in St Augustine Gold & Copper Limited to its recoverable amount at 30 June 2012. The recoverable amount was determined to be its market value.

MASMINERO RESOURCES CORPORATION
Investment	6,734,312	3,727,844
Share of cumulative profits / (losses) of associate	(29,060)	614
	6,705,252	3,728,458

Reconciliation of movements
At 1 July	3,728,458	-
Investment	3,006,467	3,727,844

Share of associate’s net profit / (loss)	(29,673)	614
At 30 June	6,705,252	3,728,458

	2012	2011
	US$	US$
AROROY RESOURCES INC
Investment at cost	2,833,767	-
Share of cumulative losses of associate	(16,473)	(597)
	2,817,294	(597)

Reconciliation of movements
At 1 July	(597)	-
Investment	2,833,767	-
Share of associate’s net loss	(15,876)	(597)
At 30 June	2,817,294	(597)

(a)	The Group has a 40% direct ownership interest in Filminera, which holds mineral tenements in the Philippines including the Masbate Gold Project.

The Group also has a 40% direct ownership interest in Zoom Minerals Holdings Inc, who owns the remaining 60% interest in Filminera. The remaining 60% interest in Zoom is held by an unrelated Philippine individual. The net assets of Zoom are not material. The Group’s investments in the associates are accounted for in accordance with the accounting policy described in Note 2(x). Filminera and Zoom are both companies incorporated in the Philippines and have 30 June reporting dates.

The Group has a 40% (2011: 20.5%) direct ownership interest in Aroroy Resources Inc, which also has a 60% direct ownership interest in Masminero Resources Corporation. The Group also has a direct 40% (2011: 20.5%) ownership interest in Masminero Resources Corporation, which combined with the 24% (2011: 12.3%) indirect ownership interest through Aroroy Resources Inc results in a total ownership interest in Masminero Resources Corporation of 64% (2011: 32.8%).

The Group has a 20.75% (2011: 22.8%) direct ownership interest in St Augustine Gold & Copper Limited. The remaining 79.25% interest in St Augustine Gold & Copper Limited is held by unrelated parties.

The Group has a 19.15% direct ownership interest in Ratel Group Limited. The remaining 80.85% interest in Ratel Group Limited is held by unrelated parties. Ratel Group Limited and CGA have a common board member, and Ratel Group Limited is supported by the management team of CGA.

(b) Summarised financial information

The following table illustrates summarised financial information relating to the Group’s associates:

Extract from the associate’s balance sheet
30 June 2012	Filminera	Ratel Group	St Augustine	Masminero	Aroroy
	Resources	Limited	Gold &	Resources	Resouces
	Corporation		Copper	Limited	Inc
			Limited
	US$	US$	US$	US$	US$
Current assets	27,663,729	290,290	10,793,000	240,955	3,737
Non-current assets	54,876,240	2,232,826	79,446,000	4,596,766	4,840,370
	82,539,969	2,523,116	90,239,000	4,837,721	4,844,107

Current liabilities	103,076,482	308,441	2,011,000	4,871,896	1,771
Non-current liabilities	6,144,216	-	-	5	4,966,821
	109,220,698	308,441	2,011,000	4,871,901	4,968,592

Net assets/(liabilities)[1]	(26,680,729)	2,214,675	88,228,000	(34,180)	(124,845)
		,
Share of associates net profit / (loss)	(1,986,220)	(927,201)	(924,185)	(29,674)	(15,876)

Extract from the associates income statements
Revenue	61,278,277	4,140	578,000	318	8

Net Profit/(Loss) (before notional interest accretion on loan)	(192,204)

Net Profit/(Loss)		(4,841,784)	(4,453,614)	(46,365)	(39,689)

Extract from the associate’s balance sheet
30 June 2011	Filminera	Ratel Group	St Augustine	Masminero	Aroroy
	Resources	Limited	Gold &	Resources	Resouces
	Corporation		Copper	Limited	Inc
	US$	US$	US$	US$	US$
Current assets	19,039,737	6,977,288	40,125,666	249,173	3,649
Non-current assets	42,419,299	611,203	68,225,004	4,009,669	4,252,936
	61,459,036	7,588,491	108,350,670	4,258,842	4,256,585

Current liabilities	69,458,522	343,259	4,190,970	1,729	2,305
Non-current liabilities	18,489,041	-	8,988,305	4,249,478	4,251,430
	87,947,563	343,259	13,179,275	4,251,207	4,253,735

Net assets/(liabilities)[1]	(26,488,527)	7,245,232	95,171,395	7,635	2,850

Share of associates net loss
	(811,522)	(746,005)	(1,634,508)	614	(597)

Extract from the associates income statements
Revenue	67,344,983	6,644	-	4,418	54

Net Profit/(Loss) (before notional interest accretion on loan)	1,338,322

Net Profit/(Loss)	(3,895,964)	(7,162,374)	1,871	(92,914)

1. The net liability position is inclusive of the loans owing to the Company.

There are no contingent liabilities of the associates at 30 June 2012.

25. PARENT ENTITY INFORMATION

Information relating to CGA Mining Limited:	2012	2011
	US$	US$
Current assets	17,246,601	259,894,504
Total assets	258,440,993	264,344,048

Current liabilities	781,139	412,217
Total liabilities	972,880	824,414

Issued Capital	305,076,669	302,016,570
Retained earnings	(68,112,013)	(59,914,874)
Foreign currency translation reserve	13,421,392	13,421,392
Share based payments reserve	7,082,065	7,996,546
Total shareholders equity	257,468,113	263,519,634

Loss of the parent entity	(8,197,139)	(7,619,533)
Total comprehensive loss of the parent entity	(8,197,139)	(7,619,533)

Commitments and Contingencies
Operating lease commitments – Parent as lessee
Due within 1 year	381,498	139,244
Due after 1 year but no more than 5 years	540,456	-
Total	921,954	139,244

26. DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial assets - current
Fuel swaps	-	1,759,748
		1,759,748

Derivative financial liabilities - current
Gold forward sales contracts	38,650,698	37,770,654
Interest rate swaps	133,112	-
	38,783,810	37,770,654

Derivative financial liabilities - non current
Gold forward sales contracts	17,526,033	48,979,948
Interest rate swaps	17,240	502,420
	17,543,273	49,482,368

The US$80,300,000 senior debt facility arranged by BNP Paribas required limited hedging which was executed in the 2008-2009 year. A hedging program of puts covering 46,079 ounces and forward sales covering 214,337 ounces was successfully executed during the September 2008 quarter. In March 2009, the Company subsequently executed further hedging comprising fuel hedges and interest rate swaps. The derivative financial assets and liabilities represent the fair value placed on the derivatives as at 30 June 2012. The effective portion of changes in the fair value of these derivatives that have been designated and qualify as cash flow hedges are recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion or portion that does not qualify for hedge accounting is immediately recognised in the profit and loss. If the forecast transaction is no longer expected to occur, amounts recognised in equity are transferred to the profit and loss.

Summary of gold forward sales contracts
			Average Price
Expiry Date	Settlement Date	Total Ounces	(US$)
27 Jul 2012 – 26 Jun 2013	31 Jul 2012 – 28 Jun 2013	54,139	894
29 Jul 2013 – 27 Dec 2013	31 Jul 2013 – 31 Dec 2013	25,318	922
		79,457

Summary of interest rate swap contract

Start Date	End Date	Total Loan	Fixed interest
		Amount (US$)	rate
30 Jun 2012	30 Sep 2012	13,600,000	2.41%
30 Sep 2012	31 Dec 2012	5,710,000	2.41%
31 Dec 2012	31 Mar 2013	4,600,000	2.41%
31 Mar 2013	30 Jun 2013	3,500,000	2.41%
30 Jun 2013	30 Sep 2013	2,350,000	2.41%
30 Sep 2013	31 Dec 2013	1,200,000	2.41%

The HFO fuel and diesel swap contracts expired on 30 April 2012.

27. OTHER ASSETS

	2012	2011
	US$	US$
Value Added Tax (VAT) (i)	28,673,031	26,043,540
Less: allowance for impairment losses (i)	(7,168,256)	(6,510,883)
Value Added Tax (VAT)	21,504,775	19,532,657
Other	1,049,615	-
Total Other Assets	22,554,390	19,532,657

Movement in allowance account
At 1 July	(6,510,883)	(4,432,331)
Allowance for impairment losses – VAT incurred	(657,373)	(2,015,552)
At 30 June	(7,168,256)	(6,510,883)

(i)

The VAT asset represents tax paid on purchases of applicable goods and services which can be recovered as a tax credit against certain future tax liabilities of the Company upon approval by the Philippine Bureau of Internal Revenue. Movement in the allowance for losses has been charged to the Statement of Comprehensive Income.

28. DISCONTINUED OPERATIONS

There were no discontinued operations during the current financial year.

On 6 August 2010, the Company announced that the offering of common shares in Ratel Gold Limited (“Ratel”), a wholly owned subsidiary of the Company, had closed successfully. Pursuant to the offering, Ratel issued 70,000,000 common shares at a price of C$0.20 per common share, for aggregate gross proceeds of C$14 million. Upon completion of the offering, the Company held 20% of Ratel’s issued shares, resulting in a gain on deconsolidation of $2,929,067.

As a result Ratel is disclosed in the financial report as a discontinued operation and was previously represented in the “Exploration Activities (Africa)” segment in the Segment Information note.

The results of the discontinued operations for the year until disposal are presented below:

(a) Results of discontinued operations	2012	2011
	US$	US$
Revenue	-	-
Expenses	-	(277,854)
Loss for the year from discontinued operations	-	(277,854)
Profit/(loss) from discontinued operations	-	(277,854)

29. EVENTS AFTER BALANCE SHEET DATE

Subsequent to year end 40,000 A$1.15 and 50,000 A$0.90 options have been exercised.

On September 4, 2012, the Company entered into a loan facility agreement with Ratel Group (“Borrower”) to provide a funding facility up to $2.5M to Ratel Group. The term is for 24 months and the agreement includes provision that a portion of the principal can be converted to shares at the Borrower’s request, subject to requisite regulatory and shareholder approval.

On September 18, 2012, CGA entered into a Merger Implementation Agreement with B2Gold Corp. ("B2Gold") to combine the two companies at an agreed exchange ratio of 0.74 B2Gold common shares for each CGA share held by a CGA shareholder (a copy of the agreement is available on SEDAR). B2Gold also proposes to acquire all outstanding CGA options and issue B2Gold shares as consideration for the cancellation of the options based on the in the money amount of such CGA options on September 17, 2012. The merger will be implemented by way of a Scheme of Arrangement under the Australian Corporations Act 2001 ("Scheme"). The merger is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, and ASX and TSX approvals. A Scheme Booklet setting out the terms of the Scheme and an Independent Expert's Report will be circulated to all CGA shareholders in connection with a meeting of CGA shareholders expected to take place later in the year. The Scheme requires approval by 75% of the number of votes cast, and 50% of the number of CGA shareholders present and voting, at the meeting of CGA shareholders. If the Scheme is implemented, CGA will become a subsidiary of B2Gold and cease to be a reporting issuer in Canada and will de-list from the ASX and TSX.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of CGA Mining Limited, I state that:

In the opinion of the Directors:

(a)	the financial statements, notes and additional disclosures included in the directors report designated as audited of the Consolidated Entity are in accordance with the Corporations Act 2001 including:

(i) giving a true and fair view of the Consolidated Entity’s financial position as at 30 June 2011 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(c)	the financial statements and notes also comply with International Financial Reporting Standards

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended 30 June 2012.

On behalf of the Board.

MICHAEL CARRICK
Director

Perth, 28 September 2012

ERNST & YOUNG

Ernst & Young Building
11 Mounts Bay Road
Perth WA 6000 Australia
GPO Box M939 Perth WA 6843

Tel: +61 8 9429 2222
Fax: +61 8 9429 2436
www.ey.com/au

Independent auditor's report to the members of CGA Mining Limited

Report on the financial report

We have audited the accompanying financial report of CGA Mining Limited, which comprises the consolidated statement of financial position as at 30 June 2012, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal controls as the directors determine are necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with *International Financial Reporting Standards*.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PW:MM:CGA:047

Liability limited by a scheme approved under Professional Standards Legislation

ERNST & YOUNG

Independence

In conducting our audit we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. We confirm that the Auditor's Independence Declaration would be in the same terms if given to the directors as at the time of this auditor's report.

Opinion

In our opinion:

a. the financial report of CGA Mining Limited is in accordance with the *Corporations Act 2001*, including:

b. the financial report also complies with *International Financial Reporting Standards* as disclosed in Note 2.

Report on the remuneration report

We have audited the Remuneration Report included in pages 8 to 16 of the directors' report for the year ended 30 June 2012. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of CGA Mining Limited for the year ended 30 June 2012, complies with section 300A of the *Corporations Act 2001*.

Ernst + Young

Ernst & Young

P McIver

P McIver
Partner
Perth
28 September 2012